EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before provision for income taxes	$489,478	$429,538	$272,057	$(645)	$(1,025,679)
Less: Equity income (loss) from unconsolidated subsidiaries	60,729	104,776	26,561	(34,095)	(80,130)
(Loss) income from continuing operations attributable to non-controlling interests	(9,697)	6,918	(49,777)	(60,979)	(54,198)
Add: Distributed earnings of unconsolidated subsidiaries	20,199	20,794	33,874	13,509	23,867
Fixed charges	245,322	219,964	272,301	278,379	236,533

Total earnings (loss) before fixed charges	$703,967	$558,602	$601,448	$386,317	$(630,951)

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$70,254	$69,715	$63,002	$59,978	$69,377
Interest expense	175,068	150,249	191,151	189,146	167,156
Write-off of financing costs	—	—	18,148	29,255	—

Total fixed charges	$245,322	$219,964	$272,301	$278,379	$236,533

Ratio of earnings to fixed charges	2.87	2.54	2.21	1.39	N/A (2)

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.